Mail Stop 3010

November 13, 2009

VIA U.S. MAIL AND FAX (864) 239-5824
Mr. Stephen B. Waters
Vice President
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

        RE: **Real Estate Associates Limited V**
                    Form 10-K for the year ended December 31, 2008
                    Filed March 31, 2009
                    Form 10-Q for the period ended June 30, 2009
                    Filed August 13, 2009
                    File No. 0-12438

Dear Mr. Waters:

      We have reviewed your response letter dated October 30, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended June 30, 2009

Note 1 – Organization and Summary of Significant Accounting Policies

1. We note your proposed revisions in response to comment 1. In future filings, please disclose your methodology for determining whether you are the primary beneficiary as it specifically relates to the Local Partnerships in which you have invested, including significant judgments and assumptions made relating to those

individual Local Partnerships. Please provide us with your proposed revisions in your response.

Please respond to the comments included in this letter within ten business days. You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

Kristi Marrone
Staff Accountant